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                             December 6, 2022

       Frank Ingriselli
       Chief Executive Officer
       Trio Petroleum Corp.
       5401 Business Park, Suite 115
       Bakersfield, CA 93309

                                                        Re: Trio Petroleum
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 18,
2022
                                                            File No. 333-267380

       Dear Frank Ingriselli:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed November 18, 2022

       Business
       Evaluation of Reserves and Net Revenue, page 46

   1. Please expand the statement in paragraph two on page 46 to additionally specify that the reserves in the
Reserve Report    filed as Exhibit 99.1 and the    Reserve Supplement
                                                        Report    filed as
Exhibit 99.2 and their determination are consistent with the definitions found in Rule 4-10 of
SEC Regulation S-X (17 CFR part 210), and Subpart 1200 of
                                                        Regulation S-K.
 Frank Ingriselli
FirstName  LastNameFrank    Ingriselli
Trio Petroleum   Corp.
Comapany6,
December    NameTrio
              2022     Petroleum Corp.
December
Page 2     6, 2022 Page 2
FirstName LastName
Executive and Director Compensation, page 58

2. We note your response to prior comment 13. Please provide the information required by
         Item 402 of Regulation S-K with respect to all named executive officers described in Item
         402(m)(2). For example, it appears that Ron Bauer served as your chief executive officer during your fiscal year ended October 31, 2022. In this regard, we note Mr. Bauer signed the January 2022 Securities Purchase Agreement on behalf of Trip Petroleum
         Corp. in his capacity as Chief Executive Officer.
3. We note your disclosure in your summary compensation table regarding a stock award during the fiscal year ended October 31, 2022. Please provide the disclosure required by
         Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) with respect to such award.
4. We note the equity incentive awards disclosed in your table on page 58 regarding outstanding equity awards at year-end. Please disclose the vesting dates of such awards in a footnote to your table. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.
Exhibits

5. Please expand the discussion on page one of Exhibit 99.2 to additionally specify that the reserves relating the Full Development Reserve Report and their determination are consistent with the definitions found in Rule 4-10 of SEC Regulation S-X (17 CFR part
         210), and Subpart 1200 of Regulation S-X.
General

6. We note your responses to prior comments 5 and 8. Please tell us whether you intend to disclose or illustrate in your prospectus the number of shares of common stock in each of the following categories: (i) shares to be issued upon conversion of the January 2022
         Notes, (ii) the Commitment Shares, (iii) shares issuable upon exercise of the GPL warrants and (v) shares issuable upon exercise of the pre-funded warrants. If you do not intend to provide such disclosure in your prospectus, please provide your analysis as to why such information is not material. In addition, please revise to clarify whether your
         disclosure in your Prospectus Summary under    The Offering    on page
10 regarding
         common stock to be outstanding after this offering reflects the issuance of shares to be issued upon conversion of the January 2022 Notes.
 Frank Ingriselli
FirstName  LastNameFrank    Ingriselli
Trio Petroleum   Corp.
Comapany6,
December    NameTrio
              2022     Petroleum Corp.
December
Page 3     6, 2022 Page 3
FirstName LastName
        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Robert Cohen